Report Pursuant to SEC Rule 17a-5 and Report of Independent Registered Public Accounting Firm

Wolverine Execution Services, LLC
(An Illinois Limited Liability Company)

December 31, 2016

Filed as public pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-65336

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 AND ENDING 12/31/2016

                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

175 W Jackson Boulevard, Suite 200

(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Judy Kula   312-884-3724

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM, LLP

(Name – if individual, state last, first, middle name)

1 S Wacker Drive, Suite 800	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Judy Kula, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wolverine Execution Services, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Judy Kula
Signature

Chief Financial Officer
Title

Joseph J Tucker 2.24.17
Notary Public

OFFICIAL SEAL
JOSEPH J TUCKER
Notary Public - State of Illinois
My Commission Expires Apr 28, 2019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents



RSM US LLP

Report of Independent Registered Public Accounting Firm

Member
Wolverine Execution Services, LLC

We have audited the accompanying statement of financial condition of Wolverine Execution Services, LLC (the Company) as of December 31, 2016, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Wolverine Execution Services, LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States.

RSM US LLP

Chicago, Illinois
February 24, 2017

3

Wolverine Execution Services, LLC
(an Illinois limited liability company)
STATEMENT OF FINANCIAL CONDITION
December 31, 2016

ASSETS

Cash	$ 6,092,035
Receivables from brokers, dealers and clearing organizations	22,485,549
U.S. government securities owned, at fair value	6,628,572
Accounts receivable, net of allowance for bad debt of $226,309	12,008,401
Property and equipment, at cost, net of accumulated depreciation of $2,403,828	510,121
Due from affiliates	2,615,966
Other assets	5,313
TOTAL ASSETS	**$50,345,957**

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Due to affiliates	$ 222,683
Accounts payable and accrued expenses	14,177,038
Total liabilities	14,399,721
Member's equity	35,946,236
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$50,345,957**

The accompanying notes are an integral part of this statement.

Wolverine Execution Services, LLC
(an Illinois limited liability company)
NOTES TO THE STATEMENT OF FINANCIAL CONDITION
December 31, 2016

NOTE A - ORGANIZATION AND NATURE OF BUSINESS

Wolverine Execution Services, LLC (the Company) was organized under the State of Illinois Revised Limited Liability Company Act on July 19, 2001.

The Company is a registered broker-dealer and was approved as a member of the National Association of Securities Dealers, Inc. (NASD) in November 2002. In July 2007, the NASD and the member regulation, enforcement and arbitration functions of the New York Stock Exchange merged to form the Financial Industry Regulatory Authority, Inc. (FINRA). In addition, the Company was approved as a member of the National Futures Association in September 2003. The Company provides execution services for Wolverine Trading, LLC (the Parent) and other affiliates, as well as broker-dealers, registered investment advisors and institutional customers. The Company is a member of the Chicago Board Options Exchange, the International Securities Exchange, the Philadelphia Stock Exchange, National Futures Association, NYSE Amex, NYSE Arca, the Chicago Stock Exchange, the Chicago Futures Exchange, the Chicago Board Stock Exchange, the MIAX Options Exchange, the Boston Options Exchange, NASDAQ, NASDAQ OMX, EDGX and BATS.

On September 26, 2012, the Company was approved by the Options Clearing Corporation (OCC) to act only as a clearing member that transfers confirmed trades or allocates positions to other clearing members and not to carry positions in its accounts with the OCC on a routine basis.

The Company is a wholly owned subsidiary of Wolverine Trading, LLC (the Parent).

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting year. Actual results could differ from these estimates.

Cash

The Company is exposed to concentrations of credit risk. The Company maintains cash at a financial institution where the total cash balance is insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per bank. At times, the Company may maintain balances in excess of FDIC limits. The Company monitors this credit risk and has not experienced any losses related to these risks.

Property and Equipment

Property and equipment items are stated at cost less accumulated depreciation. Depreciation is computed over the estimated useful lives of the underlying assets using straight-line and accelerated depreciation methods.

Maintenance and repairs are expensed as incurred. Expenditures which materially extend the original lives of assets are capitalized and amortized over their useful lives.

Wolverine Execution Services, LLC
(an Illinois limited liability company)
NOTES TO THE STATEMENT OF FINANCIAL CONDITION - CONTINUED
December 31, 2016

Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price), in the principal or most advantageous market for the asset or liability, in an orderly transaction between market participants at the measurement date. In determining fair value, the Company may use various valuation approaches, including market, income and/or cost approaches. The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value is based upon quoted market prices. If listed prices or quotes are not available, fair value is based upon internally developed models that primarily use, as inputs, market-based or independently sourced market parameters, including but not limited to yield curves, interest rates, volatilities, equity or debt prices, and credit curves. Observable inputs are those that market participants would use in pricing assets or liabilities based on market data obtained from sources independent of the Company. The fair value hierarchy is categorized in three levels based on the inputs as follows.

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 - Valuations based on inputs, other than Level 1 prices, such as quoted active market prices for similar assets or liabilities, quoted prices for identical or similar assets in inactive markets, and model-derived valuations in which all significant inputs are observable in active markets.

Level 3 - Valuations based on inputs that are unobservable in the market place and significant to the overall fair value measurement.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of inputs that is significant to the fair value measurement.

The Company assesses the level of the financial instruments at each measurement date, and transfers between levels are recorded on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair values hierarchy. There were no transfers during the year.

The Company's assets and liabilities recorded at fair value have been categorized based upon the fair value hierarchy, see Note H.

Income Taxes

The Company has elected to be treated as a disregarded entity for federal and state income tax purposes. Consequently, no provision or credit has been recorded for federal income taxes as the Company's income (loss) is directly taxable to the individual members.

A tax position is recognized as a benefit only if it is more likely than not that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination. For tax positions not meeting the more likely than not test, no tax benefit is recorded. The Company applied the guidance to all tax positions for which the statute of limitations remained open. As of December 31, 2016, the Company had no material unrecognized federal or state tax benefits. There have been no material changes in unrecognized tax benefits during the current year. The Company did not have any material amounts accrued for interest and penalties at December 31, 2016. The Company is not subject to examination by United States federal and state tax authorities for tax years before 2013.

Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) 2016-02, Leases, which increases transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Lessor accounting remains substantially similar to current U.S. GAAP. The new standard is effective for fiscal years beginning after December 15, 2018. The Company has not yet determined the impact of the new standard on its current policies for leases.

On May 28, 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), with an effective date for annual reporting years beginning after December 15, 2016 (including interim years within that reporting year) for public entities. In August 2015, the FASB issued ASU 2015-14 which defers the effective date of ASU 2014-09 one year making it effective for annual reporting periods beginning after December 15, 2018. The Company has not yet selected a transition method and is currently evaluating the effect that the standard will have on the financial statements.

NOTE C - RECEIVABLE FROM AND EQUITY WITH OTHER BROKERS AND CLEARING ORGANIZATIONS

Goldman Sachs & Co. L.P. (Goldman Sachs); Bank of America Merrill Lynch (Merrill Lynch); ABN AMRO Clearing Chicago LLC (ABN AMRO); and the Options Clearing Corporation (OCC) act as clearing brokers for the Company under separate agreements. Cash on deposit with the clearing brokers satisfy any existing margin requirements. Balances at clearing brokers consist of cash on deposit as of December 31, 2016.

In the event that a clearing broker becomes insolvent, recovery of the Company's funds might be limited to the equity capital of the respective clearing broker. In such an instance, the Company could incur losses to the extent that the recovered amount is less than the total cash and other property deposited with the clearing broker. The Company has not experienced any losses related to this risk.

NOTE D - RELATED PARTY TRANSACTIONS

At December 31, 2016, the Company had payable balance of $222,683 to Wolverine Trading Technologies, LLC, which is an affiliated entity, and recorded as due to affiliates on the statement of financial condition. The Company had receivable balances of $2,589,452 from Wolverine Trading, LLC, the Parent, $22,906 from Wolverine Securities, LLC, $568 from Wolverine Capital Markets, LLC, $1,967 from Wolverine Asset Management, LLC, and $1,073 from Wolverine Trading UK, Ltd., each of which is an affiliated entity through common ownership, and recorded within due from affiliates on the statement of financial condition. There is no interest expense provided on these unsecured advances, and repayments are to be made at the discretion of the Parent and affiliate as appropriate.

NOTE E - PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2016, are summarized as follows:

Infrastructure and computer hardware	$ 2,402,180
Furniture and fixtures	187,435
Leasehold improvements	324,334
Total cost of property and equipment	2,913,949
Less accumulated depreciation and amortization	(2,403,828)
Total property and equipment, net	$ 510,121

NOTE F – COMMITMENTS AND INDEMNIFICATIONS

The Company was an introducing and clearing broker as of December 31, 2016. All transactions for customers were settled on a fully disclosed basis with other broker-dealers. The Company held no customer accounts or positions as of December 31, 2016. In connection with these arrangements, the Company has guaranteed the performance of its customers and is contingently liable for the payment of securities purchased and the delivery of securities sold by customers. As such, the Company has a required deposit of $100,000, $250,000 and $250,000 with Goldman Sachs, Merrill Lynch and ABN AMRO, respectively, for the Company's customer activity, which can be in cash or securities. These deposits are included in receivables from brokers, dealers and clearing organizations on the accompanying statement of financial condition. The Company cannot determine the maximum exposure under these guarantees as the amount is contingent on the unfunded obligations of the customers and, accordingly, has not recorded a liability.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

NOTE G - NET CAPITAL REQUIREMENTS

The Company is a broker-dealer subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). The Company has elected the "alternative method" under this rule whereby it is required to maintain "net capital" equal to the greater of $250,000 or 2 percent of "aggregate debits", as these terms are defined under Rule 15c3-1. As of December 31, 2016, the Company had a minimum net capital requirement of $250,000.

Adjusted net capital changes from day to day but, at December 31, 2016, the Company had adjusted and excess net capital of $26,405,067 and $26,155,067, respectively, as calculated under Rule 15c3-1. The net capital rule might effectively restrict the withdrawal of capital.

The Company became a member of the OCC effective September 26, 2012. As of December 31, 2016, the Company had purchased and pledged $6,630,000 worth of six-month treasury bills and $17,072,732 of cash collateral to meet the OCC's deposit requirement. The cash collateral is included within the receivables from brokers, dealers and clearing organizations on the accompanying statement of financial condition. These treasury bills are recorded as U.S. government securities owned on the accompanying statement of financial condition. The Company did not hold any customer security positions and therefore maintained zero account balances as of December 31, 2016.

NOTE H - FINANCIAL INSTRUMENTS

The Company is an introducing and clearing broker-dealer, executing trades on the behalf of various broker-dealers, registered investment advisors, and institutional customers. The Company does not hold customer securities or accounts nor does the Company trade on its own behalf. The Company holds a $6,630,000 six-month U.S. government treasury bill, which it pledged to the OCC. All instruments are subject to market risk – the risk that future changes in market conditions may make an instrument less valuable. As this instrument is carried at market value, changes directly affect income. The market risk associated with government treasury bills is minimal.

The fair market value of the Company's six-month U.S. treasury bill is $6,628,572 as of December 31, 2016, and deemed a Level 1 investment.

NOTE I - CONTINGENT LIABILITIES

In the normal course of business, the Company may be subject to various litigation and arbitration matters. When such matters arise, they are vigorously defended and numerous meritorious defenses tend to exist. As of December 31, 2016, there is no outstanding litigation, individually or in the aggregate, that would have a material adverse effect on the Company's financial position, results of operations or cash flows.

NOTE J - SUBSEQUENT EVENTS

In accordance with the provisions set forth by the Financial Accounting Standards Board Accounting Standards Codification 855, *Subsequent Events*, management has evaluated subsequent events through February 24, 2017, the date the financial statements were available for issuance. Management has determined that there are no material events that would require adjustment or additional disclosure in the Company's financial statements.